[Letterhead of Locke Lord Bissell & Liddell LLP]

(214) 740-8515
gbetts @lockelord.com

May 17, 2010

Via EDGAR

Tom Kluck, Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4041

Re:	Request for Effective Date
S-3 (File No. 333-166592)
S-3 (File No. 333-166579)

Dear Mr. Kluck:

On behalf of our client, Weingarten Realty Investors (the "Trust"), we are transmitting this letter relating to the Trust's two Form S-3s (File Nos. 333-166592 and 333-166579, the "Original S-3 Filings") filed with the Securities and Exchange Commission on May 6, 2010.

The Original S-3 Filings were inadvertently filed under submission type S-3 rather than the proper S-3ASR submission type.  Upon withdrawing the Original S-3 Filings pursuant to this request, the Trust will re-file the registration statements under submission type S-3ASR and request that the original filing date of May 6, 2010 be applied to the new S-3ASR filings.  Please note that the registration fees in connection with the re-filing of the registration statements under S-3ASR are being offset by the registration fees paid in connection with the Original S-3 filings.

The Trust confirms that no securities have been sold pursuant to the Original S-3 filings.

    Please contact the undersigned at the above-referenced number with any questions regarding his matter.

Sincerely,

/s/ Gina E. Betts

Gina E. Betts